# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roman DBDR Acquisition Corp. II, CIK 0002032528
CUSIP: G7633M120
Title of class of securities: Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
Address of issuer's principal executive offices: 9858 CLINT MOORE ROAD, SUITE 205, Boca Raton, Florida (FL), 33496
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,259,400; shared voting power 0; sole dispositive power 1,259,400; shared dispositive power 0; aggregate amount beneficially owned 1,259,400 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Roman DBDR Acquisition Corp. II
Address of issuer's principal executive offices: 9858 CLINT MOORE ROAD, SUITE 205, Boca Raton, Florida, 33496

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C., a Delaware limited liability company (the "Reporting Person")
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is One Greenwich Plaza, Suite 300 Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed the beneficial owner of 1,259,400 shares of Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant, which is approximately 6.3% of the outstanding shares. This percentage was determined by dividing 1,259,400 by 20,000,000, which is the number of shares outstanding as of January 16, 2025, as reported in the Roman DBDR Acquisition Corp. II's (the "Issuer") Form 10-Q filed on January 16, 2025, with the Securities and Exchange Commission.
Percent of class: 6.3
Sole power to vote or to direct the vote: 1,259,400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,259,400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (02/14/2025)